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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*


                            Superior Galleries, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                  868165 10 1
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                                 (CUSIP Number)

                               Silvano A. DiGenova
                          c/o Superior Galleries, Inc.
                           9478 West Olympic Boulevard
                             Beverly Hills, CA 90212
                                 (310) 203-9855
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 24, 2003
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)




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CUSIP No.  868165 10 1            SCHEDULE 13D                       Page 2 of 4


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Silvano A. DiGenova
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     United States
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               7.   Sole Voting Power
  NUMBER OF         2,022,184 (1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           2,022,184 (1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,022,184 (1)
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     42.1%
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14.  Type of Reporting Person (See Instructions)
     IN
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(1)  Includes 95,000 shares of common stock issuable upon the exercise of warrants, 21,250 issuable upon the exercise of options, and 200,000 shares of common stock issuable upon the conversion of Series B Preferred Stock, all of which are currently exercisable, convertible, or exercisable or convertible within the next 60 days. Also includes 1,000 shares of common stock owned by Reporting Person's minor children.


                                      -2-

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CUSIP No.  868165 10 1            SCHEDULE 13D                       Page 2 of 4


         This Amendment No. 3 to Schedule 13D ("Amendment") amends the Schedule 13D ("Original Schedule 13D") filed by Silvano A. DiGenova ("DiGenova") on November 1, 1999. DiGenova is sometimes referred to herein as the "Reporting Person."

ITEM 1.     SECURITY AND ISSUER

         Common Stock, $0.001 par value, of Superior Galleries, Inc. ("Issuer"), 9478 West Olympic Boulevard, Beverly Hills, CA 90212.

ITEM 2.   IDENTITY AND BACKGROUND.

         This statement is filed on behalf of:

         (a) Name:                      Silvano A. DiGenova

         (b) Business Address:          9478 West Olympic Boulevard
                                        Beverly Hills, CA 90212

         (c) Principal Occupation:      Chief Executive Officer
                                        and Chairman of Issuer

         (d) During the last five years, Silvano A. DiGenova has not been convicted in a criminal proceeding.

         (e) During the last five years, Silvano A. DiGenova has not been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such laws.

         (f) Citizenship: United States

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to reflect the information contained in Item 4 below regarding the source and amount of funds or other consideration involved in the transactions described in this Amendment.

ITEM 4.   PURPOSE OF TRANSACTION.

         Item 4 is supplemented to reflect the occurrence of the following:

         On July 24, 2003, DiGenova exercised warrants to purchase 345,100 shares of common stock of the Issuer. DiGenova received the subject warrants on July 6, 2001 in connection with personal loan guarantees by DiGenova to the Issuer. On February 14, 2003, the Issuer reduced the exercise price of the subject warrants to $0.001 in connection with the Issuer's issuance of Series D preferred stock. The warrants exercised by DiGenova on July 24, 2003 were exercised at the per-share price of $0.001, which amount was paid with DiGenova's personal funds.

         Except as described in Item 4, DiGenova does not have any plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;


                                      -3-
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CUSIP No.  868165 10 1            SCHEDULE 13D                       Page 2 of 4


(vii) any changes in the Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to reflect the following:

         (a) DiGenova beneficially owns 2,022,184 shares of common stock of the Issuer, which equals approximately 42.1% of the total 4,485,942 outstanding shares of common stock of the Issuer as of July 30, 2003 ("Total Shares").

         (b) DiGenova has sole voting and dispositive power as to the 2,022,184 shares.

         (c) Other than as described above in Item 4, DiGenova has not effected any transactions in the Issuer's common stock during the past 60 days.

         (d) DiGenova's two minor children have the right to receive dividends from, or proceeds from the sale of 1,000 of the shares beneficially owned by DiGenova.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         This Item is not amended.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is not amended.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        July 31, 2003
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                                                           (Date)

                                                  /s/ Silvano A. DiGenova
                                             -----------------------------------
                                                         (Signature)